UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE




                                                                December 5,
2019


  Via Email

  Christopher K. Davis
  Senior V.P. and General Counsel
  Everest REIT Properties, LLC
  199 S. Los Robles Ave., Suite 200
  Pasadena, California 91101

          Re:     Hartman Short Term Income Properties XX, Inc.
                  Schedule TO-T/A filed on November 27, 2019
                  Filed by Everest REIT Investors I, LLC
                  File No. 005-91208

  Dear Mr. Davis:

          The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments follow.

  Exhibit (a)(8)   Offer to Purchase dated November 18, 2019 (as revised
November 26, 2019)

  Determination of the Offer Price, pages 4-5

      1. See comment 6 in our last comment letter dated November 22, 2019. We note that you have amended the Offer to clarify that the Purchaser has not performed a valuation of the
         Corporation or its real estate holdings. Although the Purchaser may not have used a mathematical formula to calculate the Offer price, it appears to have considered certain factors and to have relied on those factors in arriving at the Offer price. Please revise the
         Offer to provide additional details regarding how the Purchaser arrived at the Purchase price and how the various factors identified on pages 4 and 5 influenced the Purchaser's determination of the Offer price. See Section III.B.1 of Securities Exchange Act Release
         No. 43069 (July 24, 2000).

  Acceptance for Payment and Payment for Shares; Proration, page 6

      2. We reissue comment 5 in our last comment letter dated November 22, 2019. We are not persuaded that the same reasons for delays in the limited partnership context (limits on transferability to preserve favorable tax status) are present here. We also note your disclosure that the anticipated payment date includes a period of up to 5 business days during which the Purchaser will transmit documentation to the transfer agent. That 5 business day period--before which the Corporation's transfer agent cannot begin its 10 to
       15 business day processing period--alone would exceed the Commission's general expectation that payment be made no later than 3 business days after the expiration of a tender offer, as stated in Exchange Act Release No. 43069.

Conditions of the Offer, pages 10-11

   3. See comment 8 in our last comment letter dated November 22, 2019. Although the referenced condition was revised to clarify that the limitation on prices must be "due to market volatility," it is still unclear what the "limitation" must be in order for the condition to be triggered. Please revise to clarify.

   4. See comment 9 in our last comment letter dated November 22, 2019. In condition
      (d)(iv), please quantify the "material change" in currency rates that would allow
      Purchaser to terminate the Offer and disclose as of what base rate it would be measured.


                                        *       *      *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions